Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Fourth Quarter and Fiscal Year 2010

Unaudited Financial Results

(Beijing — February 24, 2011) — NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

William Ding, Chief Executive Officer and Director of NetEase, stated, “We ended 2010 with strong fourth quarter results in both online games and advertising services, delivering solid sequential and year-over-year revenue growth.  Fourth quarter online game revenues increased 13% quarter-over-quarter and 31% year-over-year, driven primarily by the Wrath of the Lich King™ expansion pack launched on August 31, 2010 for World of Warcraft®, a game licensed from Blizzard Entertainment, and the outstanding performances from our fastest growing self-developed games, Tianxia II, Heroes of Tang Dynasty and Westward Journey Online II.  The combination of the first full year of operation of World of Warcraft and the impact of successful large scale promotions for Fantasy Westward Journey, Tianxia II and Westward Journey Online II, as well as the launch of Heroes of Tang Dynasty in April 2010 and its first expansion pack in August 2010, drove annual online game services revenue growth up by 47% for 2010.  During the fourth quarter of 2010, we were pleased to see that revenue from Westward Journey Online II reached a new high.”

“Game expansion and pipeline development is proceeding well in the new year beginning with the release of the tenth expansion pack for Fantasy Westward Journey in January 2011.  The latest expansion features a new story line and setting and adds new characters that enhance the game’s visual appeal and challenge for players. We have on schedule numerous other expansion packs in process for release in 2011.  These will include updates for Tianxia II, Heroes of Tang Dynasty, Westward Journey Online II and III, Legend of Westward Journey, Ghost and Westward Journey: Genesis, among others.   Overall, our top strategic priorities in online games this year include accelerating our product development time-to-market and further enhancing our highly competitive and innovative technology and commercial appeal.”

“In advertising services, revenue growth was consistently strong throughout 2010, underscored by quarter-over-quarter and year-over-year increases of 44% and 27% for the fourth quarter, respectively, and an increase of 65% for the full year,” Mr. Ding continued.  “Our improved internal organizational structure supported excellent sales execution and customer relationship development in 2010.  We integrated a number of new products, services and channels into our portal that have drawn a substantial number of new users and improved user traffic statistics.  In 2010, our large investments in promotional activities through sponsorship and support of major Chinese national events and programs paid off well, which we believe successfully raised our portal’s standing and delivered outstanding value-for-money advertising services to our advertisers.”

Mr. Ding concluded, “In conjunction with our online games strategy for 2011, for our portal business, we will focus on new product applications in mobile phones and will explore new advertising formats and marketing models to attract premier advertisers and stimulate ad spending.  We are working to achieve healthy growth across our business in 2011 in line with anticipated market expansion in order to maintain our leading position in China’s burgeoning Internet community.”

Fourth Quarter 2010 Financial Results

Revenues

Total revenues for the fourth quarter of 2010 were RMB1.7 billion (US$254.5 million), compared to RMB1.4 billion and RMB1.3 billion for the preceding quarter and the fourth quarter of 2009, respectively.

Revenues from online games were RMB1.4 billion (US$215.5 million) for the fourth quarter of 2010, compared to RMB1.3 billion and RMB1.1 billion for the preceding quarter and the fourth quarter of 2009, respectively.

Revenues from advertising services were RMB233.7 million (US$35.4 million) for the fourth quarter of 2010, compared to RMB162.0 million and RMB183.7 million for the preceding quarter and the fourth quarter of 2009, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB23.3 million (US$3.5 million) for the fourth quarter of 2010, compared to RMB20.9 million and RMB18.5 million for the preceding quarter and the fourth quarter of 2009, respectively.

Gross Profit

Gross profit for the fourth quarter of 2010 was RMB1.1 billion (US$168.7 million), compared to RMB952.0 million and RMB838.4 million for the preceding quarter and the fourth quarter of 2009, respectively. The quarter-over-quarter and year-over-year increases in gross profit were primarily attributable to increased revenues from both the online games and advertising businesses, partially offset by increased cost of revenues, such as royalties and consultancy fees related to World of Warcraft operations and increased staff-related costs, resulting from increased headcount in the current quarter.

The quarter-over-quarter and year-over-year increases in game revenue were primarily attributable to World of Warcraft, Tianxia II and Heroes of Tang Dynasty, as a result of the launch of expansion packs for these games, and Westward Journey Online II, which benefited from large scale promotional activities in the third quarter and improved game designs implemented in the fourth quarter of 2010. In addition, Fantasy Westward Journey contributed to the year-over-year revenue increase, resulting mainly from increased promotional activities held in the second quarter of 2010.

The quarter-over-quarter and year-over-year increases in advertising services revenue were attributable to a combination of factors, including primarily increased advertising related to the 2010 Asian Games and improved portal and search traffic on the NetEase websites. In addition, seasonality contributed to the quarter-over-quarter increase in advertising services revenue in the fourth quarter of 2010.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the fourth quarter of 2010 was 71.8%, compared to 71.8% and 70.5% for the preceding quarter and the fourth quarter of 2009, respectively.

Gross profit margin for the advertising business for the fourth quarter of 2010 was 53.5%, compared to 51.5% and 56.6% for the preceding quarter and the fourth quarter of 2009, respectively.  The quarter-over-quarter gross profit margin remained relatively stable.   The year-over-year decrease in gross profit margin was primarily due to increased staff-related costs and content costs in the fourth quarter of 2010.

Gross loss margin for the WVAS and others business for the fourth quarter of 2010 was 19.7%, compared to 42.4% and 40.4% for the preceding quarter and the fourth quarter of 2009, respectively.

Operating Expenses

Total operating expenses for the fourth quarter of 2010 were RMB320.7 million (US$48.6 million), compared to RMB365.0 million and RMB231.3 million for the preceding quarter and the fourth quarter of 2009, respectively. The quarter-over-quarter decrease in operating expenses was primarily due to reduced selling and marketing expenses, partially offset by a change in bad debt provision. The decrease in selling and marketing expenses was primarily due to the non-recurrence of marketing promotional expenses associated with the celebration of the first anniversary of Tianxia II in the preceding quarter.  The year-over-year increase in operating expenses was mainly due to increased selling and marketing expenses, mainly comprising the amortization of certain contractual costs for product spokespersons related to Fantasy Westward Journey, Heroes of Tang Dynasty and Tianxia II launched in the third quarter of 2010.   In addition, increases in staff-related costs in the current quarter, resulting from headcount increases in the areas of general and administration and research and development, also contributed to the year-over-year increase in operating expenses.

Net Profit

Net profit for the fourth quarter of 2010 totaled RMB712.5 million (US$108.0 million), compared to RMB585.3 million and RMB571.8 million for the preceding quarter and the fourth quarter of 2009, respectively.  During the fourth quarter of 2010, the Company reported a net foreign exchange loss of RMB36.4 million (US$5.5 million) under Other, net, compared to a net foreign exchange gain of RMB54.3 million for the preceding quarter, and a net foreign exchange loss of RMB15.3 million for the fourth quarter of 2009.  The quarter-over-quarter and year-over-year foreign exchange gains/losses were mainly due to the translation gains/losses arising from the Company’s Euro-denominated bank deposit balances as of December 31, 2010 as the exchange rate of the Euro against the RMB fluctuated over the periods.  NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.83 each for the fourth quarter of 2010.  The Company reported basic and diluted earnings per ADS of US$0.68 each and US$0.67 each for the preceding quarter and the fourth quarter of 2009, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB83.2 million (US$12.6 million) for the fourth quarter of 2010, compared to RMB91.3 million and RMB71.2 million for the preceding quarter and for the fourth quarter of 2009, respectively.  The effective tax rate for the fourth quarter of 2010 was 10.3% as compared to 13.7% for the preceding quarter and 11.3% for the fourth quarter of 2009.  The quarter-over-quarter effective tax rate decreased mainly due to a reversal of tax provision for the first three quarters of 2010 by a certain subsidiary of the Company when it became tax-exempted for fiscal year 2010 during the fourth quarter of 2010.  The year-over-year effective tax rate remained relatively stable.

Fiscal Year 2010 Financial Results

Revenues

Total revenues for fiscal year 2010 were RMB5.7 billion (US$857.5 million), compared to RMB3.8 billion for the preceding fiscal year.  Revenues from online games were RMB4.9 billion (US$749.2 million) for fiscal year 2010, compared to RMB3.4 billion for the preceding fiscal year.  Revenues from advertising services were RMB633.2 million (US$95.9 million) for fiscal year 2010, compared to RMB383.6 million for the preceding fiscal year.  Revenues from WVAS and others were RMB82.1 million (US$12.4 million) for fiscal year 2010, compared to RMB71.2 million for the preceding fiscal year.

Gross Profit

Gross profit for fiscal year 2010 was RMB3.7 billion (US$561.9 million), compared to RMB2.8 billion for the preceding fiscal year.  The increase in gross profit for fiscal year 2010 was primarily driven by increased revenue partially offset by increased cost of revenue from the online game and advertising service businesses.

The significant increase in online game revenue in 2010 was principally attributable to the full year operation of World of Warcraft as well as the Company’s self-developed flagship games such as Tianxia II, Heroes of Tang Dynasty, Westward Journey Online II and Fantasy Westward Journey for the reasons explained above.  Furthermore, the Company also recognized approximately RMB42.1 million (US$6.4 million) of revenue from dormant accounts of online games for fiscal year 2010, as compared with RMB101.6 million in 2009.  The increase in revenue was partially offset by increased cost of revenues, principally due to royalties, technical consultancy service fees, custody fees and depreciation charges related to servers and amortization of license fees associated with the operation of World of Warcraft, as well as increased staff-related costs, mainly driven by increases in headcount and performance-based compensation relating to the operation of the Company’s self-developed games.

The increase in advertising services revenue in 2010 was attributable to a combination of factors, including primarily improved Chinese economy, increased advertising related to major events such as the 2010 FIFA World Cup, Expo 2010 in Shanghai,  the 2010 Asian Games and improved portal and search traffic on the NetEase websites, partially offset by increased staff-related costs resulting from increased headcount and performance-based compensation, as well as increased content costs related to the World Cup, Asian Games and the Shanghai Expo in 2010.

Operating Expenses

Total operating expenses for fiscal year 2010 were RMB1.2 billion (US$176.4 million), compared to RMB761.1 million for the preceding fiscal year.  The increase in operating expenses in 2010 was primarily due to increased sales and marketing expenses comprising marketing and promotional activities for Fantasy Westward Journey, Tianxia II and Heroes of Tang Dynasty, and increased commission and other performance-based compensation, as well as increased staff-related costs resulting from increased headcount in general and administration and research and development areas.

Net Profit

Net profit for fiscal year 2010 totaled RMB2.2 billion (US$338.8 million), compared to RMB1.9 billion for the preceding fiscal year.  For fiscal year 2010, the Company reported a net foreign exchange loss of RMB89.5 million (US$13.6 million) under Other, net, compared to a net foreign exchange gain of RMB9.6 million for the preceding fiscal year.  The change to a net foreign exchange loss for 2010 as compared to 2009 was mainly due to the translation loss arising from the Company’s Euro-denominated bank deposit balances as of December 31, 2010 as the exchange rate of the Euro against the RMB fluctuated over the periods.  NetEase reported basic and diluted earnings per ADS of US$2.61 and US$2.60 for fiscal year 2010, respectively.  The Company reported basic and diluted earnings per ADS of US$2.17 and US$2.16 for the preceding fiscal year, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB344.4 million (US$52.2 million) and RMB313.9 million at an effective tax rate of 13.4% and 14.6% for fiscal years 2010 and 2009, respectively.

Other Information

As of December 31, 2010, the Company’s total cash and time deposit balance was RMB9.5 billion (US$1.4 billion), compared to RMB7.0 billion, as of December 31, 2009.  Cash flow generated from operating activities was RMB901.5 million (US$136.6 million) for the fourth quarter of 2010, compared to RMB532.6 million and RMB712.4 million for the preceding quarter and the fourth quarter of 2009, respectively.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader.  Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.6000 on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2010, or at any other certain date.  The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary.  The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress.  In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2010.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a conference call at 8:00 p.m. Eastern Time on Wednesday, February 23, 2011 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 24, 2011).  NetEase’s management will be on the call to discuss the quarterly and full year results and answer questions.

Interested parties may participate in the conference call by dialing 1-877-941-2069 (international: 1-480-629-9713), 10-15 minutes prior to the initiation of the call.  A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4406810#.  The replay will be available through March 9, 2011.

This call is being webcast live and the replay will be available for 12 months.  Both will be available on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China.  NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates.  In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II, Heroes of Tang Dynasty and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.  NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China.  Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games, including its recent expansion pack for Fantasy Westward Journey and planned expansion packs for Tianxia II, Heroes of Tang Dynasty, Westward Journey Online II and III and Legend of Westward Journey, do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to possible governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; uncertainty regarding the effectiveness of marketing programs for NetEase’s online advertising business and online games business in China; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission.  NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2009	2010	2010
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	1,041,290	1,285,137	194,718
Time deposits	5,975,378	8,193,972	1,241,511
Restricted cash	123,864	140,599	21,303
Accounts receivable, net	187,340	256,335	38,839
Prepayments and other current assets	568,125	654,417	99,154
Deferred tax assets	76,565	72,059	10,918
Total current assets	7,972,562	10,602,519	1,606,443

Non-current assets:
Property, equipment and software, net	557,756	755,778	114,512
Land use right, net	12,305	12,046	1,825
License right, net	212,847	144,637	21,915
Deferred tax assets	4,188	1,530	232
Other long-term assets	43,811	45,776	6,935
Total non-current assets	830,907	959,767	145,419
Total assets	8,803,469	11,562,286	1,751,862

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	238,435	130,558	19,782
Salary and welfare payables	129,493	181,973	27,572
Taxes payable	213,727	264,956	40,145
Deferred revenue	583,470	773,952	117,265
Accrued liabilities and other payables	212,800	452,412	68,547
Total current liabilities	1,377,925	1,803,851	273,311

Long-term payable:
Other long-term payable	200	33,342	5,052
Deferred tax liabilities	—	1,455	221
Total long-term payable	200	34,797	5,273

Total liabilities	1,378,125	1,838,648	278,584

Total NetEase.com, Inc.’s equity	7,438,778	9,740,811	1,475,880
Non-controlling interests	(13,434)	(17,173)	(2,602)
Total shareholders’ equity	7,425,344	9,723,638	1,473,278
Total liabilities and shareholders’ equity	8,803,469	11,562,286	1,751,862

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
	Revised (Note 3)	Revised (Note 3)			Revised (Note 3)
Revenues:
Online game services	1,088,041	1,255,922	1,422,408	215,516	3,368,689	4,944,439	749,157
Advertising services	183,679	162,012	233,701	35,409	383,560	633,209	95,941
Wireless value-added services and others	18,480	20,867	23,301	3,530	71,202	82,141	12,446

Total revenues	1,290,200	1,438,801	1,679,410	254,455	3,823,451	5,659,789	857,544
Business taxes	(40,291)	(38,354)	(45,671)	(6,919)	(66,504)	(152,120)	(23,048)

Total net revenues	1,249,909	1,400,447	1,633,739	247,536	3,756,947	5,507,669	834,496

Total cost of revenues	(411,520)	(448,428)	(520,325)	(78,837)	(972,374)	(1,798,841)	(272,552)

Gross profit	838,389	952,019	1,113,414	168,699	2,784,573	3,708,828	561,944

Operating expenses:
Selling and marketing expenses	(123,800)	(241,158)	(180,789)	(27,392)	(351,661)	(656,976)	(99,542)
General and administrative expenses	(40,608)	(38,338)	(53,805)	(8,152)	(165,205)	(189,621)	(28,730)
Research and development expenses	(66,852)	(85,551)	(86,151)	(13,053)	(244,272)	(317,929)	(48,171)
Total operating expenses	(231,260)	(365,047)	(320,745)	(48,597)	(761,138)	(1,164,526)	(176,443)

Operating profit	607,129	586,972	792,669	120,102	2,023,435	2,544,302	385,501
Other income (expenses):
Investment income	83	65	76	12	354	290	44
Interest income	29,746	36,248	41,173	6,238	128,168	141,001	21,364
Exchange gains (losses)	(15,335)	54,260	(36,432)	(5,520)	9,617	(89,488)	(13,560)
Other, net	7,764	(10,155)	6,358	963	(10,934)	(19,634)	(2,975)

Net income before tax	629,387	667,390	803,844	121,795	2,150,640	2,576,471	390,374
Income tax	(71,194)	(91,268)	(83,182)	(12,603)	(313,861)	(344,446)	(52,189)

Net income after tax	558,193	576,122	720,662	109,192	1,836,779	2,232,025	338,185
Add: Net loss (income) attributable to non-controlling interests	13,574	9,195	(8,139)	(1,233)	13,657	3,747	568
Net income attributable to the NetEase.com Inc.’s shareholders	571,767	585,317	712,523	107,959	1,850,436	2,235,772	338,753

Earnings per share, basic	0.18	0.18	0.22	0.03	0.57	0.69	0.10
Earnings per ADS, basic	4.42	4.50	5.48	0.83	14.34	17.22	2.61
Earnings per share, diluted	0.18	0.18	0.22	0.03	0.57	0.69	0.10
Earnings per ADS, diluted	4.39	4.48	5.45	0.83	14.24	17.14	2.60
Weighted average number of
ordinary shares outstanding, basic	3,237,488	3,248,176	3,251,764	3,251,764	3,225,250	3,246,426	3,246,426
Weighted average number of
ADS outstanding, basic	129,500	129,927	130,071	130,071	129,010	129,857	129,857
Weighted average number of
ordinary shares outstanding, diluted	3,259,644	3,264,036	3,265,856	3,265,856	3,248,983	3,261,886	3,261,886
Weighted average number of
ADS outstanding, diluted	130,386	130,561	130,634	130,634	129,959	130,475	130,475

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	558,193	576,122	720,662	109,192	1,836,779	2,232,025	338,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,657	57,003	57,526	8,716	143,580	232,171	35,177
Share-based compensation cost	5,774	40,667	24,508	3,713	31,385	102,406	15,516
Allowance for (reversal of) provision for doubtful debts	1,508	(18,721)	1,466	222	15,982	(20,029)	(3,035)
Loss on disposal of property, equipment and software	667	2,867	154	23	3,988	13,985	2,119
Unrealized exchange losses/(gains)	13,305	(56,091)	33,960	5,145	(11,688)	100,219	15,185
Deferred income taxes	(16,698)	28,970	16,487	2,498	(43,061)	8,619	1,306
Net equity share of losses (gains) from associated companies	(168)	246	(246)	(37)	4,104	(1,093)	(166)
Others	—	—	—	—	13	—	—

Changes in operating assets and liabilities:
Accounts receivable	(78,816)	9,588	(75,353)	(11,417)	(7,139)	(89,997)	(13,635)
Prepayments and other current assets	(116,969)	(303,527)	26,335	3,990	(453,045)	3,046	462
Accounts payable	72,908	11,352	39,519	5,988	154,463	(37,557)	(5,690)
Salary and welfare payables	65,651	(16,203)	88,448	13,401	34,571	52,480	7,952
Taxes payable	51,631	(1,232)	12,541	1,900	108,973	12,592	1,908
Deferred revenue	16,959	100,420	7,297	1,106	135,744	190,482	28,861
Accrued liabilities and other payables	79,764	101,182	(51,794)	(7,847)	139,846	55,604	8,424
Net cash provided by operating activities	712,366	532,643	901,510	136,593	2,094,495	2,854,953	432,569

Cash flows from investing activities:
Purchase of property, equipment and software	(54,091)	(95,931)	(63,199)	(9,576)	(407,727)	(297,980)	(45,148)
Proceeds from sale of property, equipment and software	10	219	121	18	120	359	54
Purchase of license right	—	—	—	—	(204,819)	—	—
Investment in associated companies	—	—	—	—	(4,207)	—	—
Transfer to restricted cash	(41,863)	—	(108,600)	(16,455)	(123,863)	(16,736)	(2,536)
Net change in time deposits with terms
of three months	(39,622)	(727,576)	487,580	73,876	1,105,918	(338,570)	(51,298)
Placement/rollover of matured time deposits	(2,646,827)	(2,231,621)	(4,390,645)	(665,249)	(6,406,601)	(10,402,822)	(1,576,185)
Uplift of matured time deposits	1,752,281	2,097,921	2,799,112	424,108	4,136,425	8,443,805	1,279,364
Net change in other assets	50	(4,099)	(1,746)	(264)	(2,830)	(9,218)	(1,397)
Net cash used in investing activities	(1,030,062)	(961,087)	(1,277,377)	(193,542)	(1,907,584)	(2,621,162)	(397,146)

Cash flows from financing activities:
Capital contribution from non-controlling interests	16	—	16	2	19	16	2
Proceeds from employees exercising stock options	2,965	10,047	1	—	40,514	24,124	3,656
Net cash provided by financing activities	2,981	10,047	17	2	40,533	24,140	3,658

Effect of exchange rate changes on cash held in foreign currencies	(300)	(2,380)	(3,123)	(473)	20,438	(14,084)	(2,134)
Net increase (decrease) in cash	(315,015)	(420,777)	(378,973)	(57,420)	247,882	243,847	36,947
Cash, beginning of the period	1,356,305	2,084,887	1,664,110	252,138	793,408	1,041,290	157,771
Cash, end of the period	1,041,290	1,664,110	1,285,137	194,718	1,041,290	1,285,137	194,718
	—
Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	80,044	56,534	31,177	4,724	294,273	252,040	38,188
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	47,427	105,574	146,523	22,200	47,427	146,523	22,200

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Quarter Ended				Year Ended
	December 31,	September	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
	Revised (Note 3)	Revised (Note 3)			Revised (Note 3)
Revenues:
Online game services	1,088,041	1,255,922	1,422,408	215,516	3,368,689	4,944,439	749,157
Advertising services	183,679	162,012	233,701	35,409	383,560	633,209	95,941
Wireless value-added services and others	18,480	20,867	23,301	3,530	71,202	82,141	12,446
Total revenues	1,290,200	1,438,801	1,679,410	254,455	3,823,451	5,659,789	857,544

Business taxes:
Online game services	(22,466)	(22,639)	(22,772)	(3,450)	(28,758)	(89,937)	(13,627)
Advertising services	(17,574)	(15,326)	(22,329)	(3,383)	(36,876)	(60,551)	(9,174)
Wireless value-added services and others	(251)	(389)	(570)	(86)	(870)	(1,632)	(247)
Total business taxes	(40,291)	(38,354)	(45,671)	(6,919)	(66,504)	(152,120)	(23,048)

Net revenues:
Online game services	1,065,575	1,233,283	1,399,636	212,066	3,339,931	4,854,502	735,530
Advertising services	166,105	146,686	211,372	32,026	346,684	572,658	86,767
Wireless value-added services and others	18,229	20,478	22,731	3,444	70,332	80,509	12,199
Total net revenues	1,249,909	1,400,447	1,633,739	247,536	3,756,947	5,507,669	834,496

Cost of revenues:
Online game services	(313,873)	(348,165)	(394,764)	(59,813)	(638,473)	(1,378,018)	(208,791)
Advertising services	(72,057)	(71,105)	(98,354)	(14,902)	(235,841)	(312,921)	(47,412)
Wireless value-added services and others	(25,590)	(29,158)	(27,207)	(4,122)	(98,060)	(107,902)	(16,349)
Total cost of revenues	(411,520)	(448,428)	(520,325)	(78,837)	(972,374)	(1,798,841)	(272,552)

Gross profit (loss):
Online game services	751,702	885,118	1,004,872	152,253	2,701,458	3,476,484	526,739
Advertising services	94,048	75,581	113,018	17,124	110,843	259,737	39,355
Wireless value-added services and others	(7,361)	(8,680)	(4,476)	(678)	(27,728)	(27,393)	(4,150)
Total gross profit	838,389	952,019	1,113,414	168,699	2,784,573	3,708,828	561,944

Gross profit (loss) margin:
Online game services	70.5%	71.8%	71.8%	71.8%	80.9%	71.6%	71.6%
Advertising services	56.6%	51.5%	53.5%	53.5%	32.0%	45.4%	45.4%
Wireless value-added services and others	(40.4)%	(42.4)%	(19.7)%	(19.7)%	(39.4)%	(34.0)%	(34.0)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:  The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.6000 on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:  Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2010	2010	2010	2009	2010	2010
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	1,811	14,044	8,081	1,224	9,021	37,342	5,657
Operating expenses
- Selling and marketing expenses	342	3,210	1,869	283	2,323	8,123	1,231
- General and administrative expenses	1,607	13,515	7,915	1,199	9,861	31,580	4,785
- Research and development expenses	2,014	9,898	6,643	1,007	10,180	25,361	3,843

Note 3:  In the fourth quarter of 2010, management of the Company decided to allocate facility costs comprising of office and staff quarter rentals and management fees, building amortization and miscellaneous utility costs previously recorded under general and administration based on headcount in the respective functions under cost of revenue, selling and marketing, research and development and general and administration.  The change was implemented to better reflect staff-related operating cost.  Reclassifications have been made to cost of revenue and operating expense amounts in the condensed consolidated statements of operations and segment information for prior periods in order to conform to the current period’s presentation.  There is no change to the condensed consolidated balance sheets and condensed consolidated cash flows statements.